Mail Stop 4561

December 13, 2007

Michael E. Martin
Chief Executive Officer
BPW Acquisition Corp.
750 Washington Boulevard
Stamford, CT 06901

> **Re:** **BPW Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed November 15, 2007**
> **File No. 333-147439**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to the effectiveness of the registration statement, please be sure that we receive a copy of the letter, or a call, from the Financial Industry Regulatory Authority (the "FINRA") stating that the FINRA has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

2.   We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please fill in all blanks throughout the registration statement except for the specific information that Rule 430A allows you to omit.

3.   Please file the limit order agreement as an exhibit to the registration statement.

4.   Please advise us of the consequences in the event that the buyback period expires and your sponsors have purchased less than $25.0 million of your common stock pursuant to the limit order.

5.   You state that the purchases under the limit order agreement will "comply with Rule 10b-18." Please provide us with your analysis of the applicability of the safe harbor contained in Rule 10b-18. We particularly note that the provisions of the limit order arrangement call for the sponsors to "place limit orders for an aggregate of up to $25.0 million of our common stock commencing on the later of (i) ten business days after we file a Current Report on Form 8-K announcing our execution of a definitive agreement for an initial business combination and (ii) 60 days after termination of the 'restricted period' in connection with this offering under Regulation M."

6.   Please strive to eliminate the use of redundant and repetitive disclosure throughout your prospectus. You may need to evaluate and/or reconsider the manner in which you have structured your document so that the manner in which you present your disclosure is consistent with the principles set forth in Rule 421(b) of Regulation C.

Prospectus Cover Page

7.   Limit the disclosure on the cover page to a single page as required by Item 501(a) of Regulation S-K and to the information that is key to an investment decision. Refer specifically to the disclosure contained in the second and third full paragraphs, which we believe you could safely remove from the cover.

Summary, page 1

8.   Please revise your disclosure on page 5 to clarify whether any evaluations and/or discussions of potential acquisition candidates occurred before the company's incorporation. Also, please disclose if the company's principals have had direct or indirect contact with any potential acquisition candidates in anticipation of the company's incorporation. If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or affiliated or unaffiliated entities have approached you with possible candidates, please disclose this information or advise us supplementally.

Founder's Units, page 9

9.   Similar transactions of this nature have required that founders' common stock and warrants be held in escrow for as long as they are subject to transfer restrictions. Please advise us as to whether the founder's units (and the sponsor's warrants discussed on page 11) will similarly be held in escrow. If not, please explain why.

Registration Rights, page 12

10.   Please describe the circumstances under which stockholders entitled to registration rights
        may exercise those rights.

Amended and Restated Certificate of Incorporation, page 15

11.   Similar transactions of this nature have required the unanimous consent of stockholders to
        amend provisions of the amended and restated certificate of incorporation. Please explain
        why this transaction requires the consent of 90% of the voting power of your outstanding
        common stock to amend the certificate of incorporation.

Conversion Rights for Public Stockholders Voting to Reject Our Initial Business Combination,
page 18

12.   We note your disclosure prohibiting a public stockholder, together with any affiliate or any
        other person with whom such public stockholder is acting in concert or as a "group," from
        converting more than 10% of the shares sold in this offering. Please explain how you will
        determine when unaffiliated public stockholders are acting in concert or as a "group" for
        purposes of implementing this provision.

Liquidation if No Business Combination, page 20

13.   On page 21 of the prospectus, you state that you "cannot assure you those funds will be
        sufficient to pay pr provide for all creditors' claims." It is unclear to what funds you are
        referring in that sentence. Please revise.

Right of First Review, page 23

14.   We note your disclosure that you will have the right of first review in regard to "certain
        business combination opportunities" of PWP and BNYH. Please revise to clarify
        specifically the types of business opportunities for which you will have the right of first
        review. To the extent the first review arrangements have been documented in writing,
        please file copies of the arrangement as exhibits to your registration statement.

15.   We note your disclosure that the right of first review will be "subject to any pre-existing
        fiduciary obligations" of PWP and BNYH. Please disclose here the extent of pre-existing
        fiduciary obligations that PWP and BNYH have which would have priority over the
        company and the obligations in the right of first review agreement. If a tabular presentation
        would assist with the readability of this disclosure, please consider its application.

Determination of Offering Amount, page 24

16.   Please provide us with more detail on the factors that you considered in determining to value this offering at $375,000,000 ($431,325,000 if the underwriter's over-allotment option is exercised in full). Please identify the factors that you considered when determining that you might need $367,087,500 ($421,228,125 if the underwriter's over-allotment option is exercised in full) in the trust fund to effect the business combination contemplated by the registration statement. Please advise us as to whether the value of the offering was determined partly because it was considered to be the maximum amount the company and the underwriters believed to be successfully received given market conditions, the company's industry and management, the size of similar transactions, and other related factors. If not, explain why the company and the underwriters did not consider these factors.

Limited Payments to Insiders, page 13

17.   You disclose that neither you nor a target business will pay any fee, reimbursement or other cash payment to your insiders prior to, or in connection with, the consummation of an initial business combination. Please revise to clarify whether this statement is designed to encompass all forms of compensation – such as stock, options, etc.

Risk Factors, page 26

18.   Please add a risk factor clearly indicating that if the company is unable to consummate a business combination, its public stockholders will be forced to wait 24 months before receiving liquidation distributions.

Our independent registered public accounting firm's report…," page 26

19.   We note this risk factor includes an explanatory paragraph regarding the substantial doubt about the Company's ability to continue as a going concern. However, the audit report on page F-2 does not include this explanatory paragraph. Please clarify these inconsistencies.

Dilution, page 54

20.   We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Proposed Business, page 61

21.   We note your disclosure that the company will focus on a business combination in the financial services or business services industry, but that you may effect a business combination with a business outside those industries. In light of the fact that you will not be limited to a particular industry, please revise your disclosure throughout to discuss your intended search process in more detail since you are able to acquire companies that may be outside of management's expertise. Provide relevant risk factors and revise the cover page as appropriate to highlight this fact. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies.

Status as a Public Company, page 65

22.   Please balance your disclosure by noting that while the company's status as a public company may be attractive to some potential businesses, the blank check structure may be a deterrent in acquiring others.

Sources of Target Business Candidates, page 68

23.   We note your disclosure that the company will not enter into a business combination with a target affiliated, or pay a finder's fee, with its founders, sponsors, officers or directors, or any entity affiliated thereof. Please revise your disclosure to specify all affiliates of the founders, sponsors, officers and directors that would be subject to the business combination or finder's fee restrictions.

Conversion Rights for Public Shareholders Voting to Reject Our Initial Business Combination, page 74

24.   Please explain the disclosure relating to the "put" right surviving past a consummated business combination. Your disclosure provides an example of a converting shareholder who decides to sell his securities in the public market at a higher price rather than transmit the securities to the registrant for conversion to cash. If the shareholder sells his securities in the market, it would appear he would no longer hold the securities which could be "put" to the registrant.

25.   Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights. Please advise whether you have considered imposing the certificate delivery requirement only if the stockholders receive proxy solicitation materials at least twenty days prior to the vote, in accordance with the American Stock Exchange's proxy notification recommendations.

26.   Please provide clear disclosure regarding any costs associated with tendering the physical or electronic shares and any other requirements or steps to elect conversion.

Management, page 86

27.   For Mr. Einiger and Ambassador Fredericks, please clarify the positions held and the respective dates of those positions for the last five years. For Mr. Schoellkopf, please specify his occupation between 2001 and 2003.

Executive Officer and Director Compensation, page 88

28.   We note your disclosure that none of your officers or directors has received any compensation for services rendered. Please revise to clarify that your discussion addresses all compensation awarded to, earned by or paid to the named executive officers and directors for all services rendered in all capacities. If true, clarify that management will not receive any compensation in any form during the lifespan of the SPAC.

Conflicts of Interest

General, page 92

29.   The company discloses that sponsors, officers and directors may have conflicts of interest in determining which affiliated entity it will present a particular business opportunity. This section notes that certain business opportunities will be presented to the company by its sponsors, officers and directors subject to any fiduciary duties or contractual obligations why might have. Please identify all entities that sponsors, officers and directors have any such pre-existing relationship with that could possibly complete with the company in acquiring a specific business. Please focus on each of their ownership, structure, investment strategy, portfolio and risk characteristic. Also, please disclose the situations or scenarios where these entities and the company would seek the same type of investment opportunity.

30.   We note your disclosure that the company's sponsors, officers and directors may become affiliated with other blank check companies or entities engaged in similar business activities. Please clarify if sponsors, officers or directors are free to immediately organize, promote, or become involved with blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business. Also, please clarify if sponsors, officers and directors may become involved with blank check companies with a focus on the financial services or business services industries prior to the completion of the company's business combination.

31.   In light of the fact that your sponsors, officers and directors may be looking at the same companies with respect to both the company and other entities in which such individuals are involved, all contacts and discussion currently being conducted by such individuals are relevant to the company and its business operations (including potential acquisition targets)

and should be fully disclosed and discussed in the prospectus. Alternatively, tell us why such information is not relevant to an investment in the company.

Principal Stockholders, page 94

32.   For BNYH BPW Holdings LLC and Perella Weinberg Partners Acquisition LP, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares owned by such entities.

33.   Please explain the purpose of the "private sale" exception with respect to a sale or transfer of founders' units. See page 95. State whether a purchaser would be a relative, associate or affiliate of the seller. Please clarify whether a purchaser would receive any distribution in the event of a liquidation and whether a purchaser would have conversion rights for shares purchased. Provide a copy of any proposed sale agreement for the staff's review.

Certain Relationships and Related Party Transactions, page 97

34.   Please revise your disclosure to provide the disclosure required by Item 404(b) of Regulation S-K.

Description of Securities

Warrants, page 103

35.   On page 104, you advise investors to "review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement … for a complete description of the terms and conditions applicable to the warrants." As the exhibits are not provided to the shareholders, please revise to the extent necessary to summarize all of the material provision of the warrants as well as your units and common stock, and revise the statement quoted in the preceding sentence to clarify that all such material provisions are described without incorporating by reference or referring to the underlying documents.

Part II – Information Not Required in Prospectus

Exhibits

36.   Please include all exhibits in your next filing. They are subject to review and we will need sufficient time to examine them.

Signatures

37.   Please have Messrs. Einiger, Fredericks, and Schoellkopf sign the registration statement or provide their consents pursuant to Rule 438.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (212) 872-1002</u>
        Bruce S. Mendelsohn
        Akin Gump Strauss Hauer & Feld LLP
        Telephone: (212) 872-1000